May 12, 2014

VIA EDGAR

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W&T Offshore, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

File No. 000-32414

Dear Mr. Hiller:

Set forth below are our responses to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 1, 2014 (the “Staff Letter”). References to the “Company,” “W&T,” “we,” “us” and “our” herein refer to W&T Offshore, Inc. and its consolidated subsidiaries. W & T Energy VI, LLC (“Energy VI”) and W & T Energy VII, LLC (“Energy VII”) are the current wholly owned subsidiaries of W&T Offshore, Inc. Energy VI has interests in federal oil and gas leases located in the Gulf of Mexico. Energy VII has no current assets.

We call your attention to the Company’s recent filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (“Form 10-Q”), which includes enhanced and updated disclosures concerning suspension and proposed debarment as well as the supplemental bonding waiver issue. Such disclosures can be found in Note 11 (Contingencies) of the Company’s consolidated financial statements in Item 1 of the Form 10-Q and in the “Outlook” section of Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) in Item 2 of the Form 10-Q.

We address each of the issues raised in the Staff Letter below, though, for clarity, in a different order than as presented in the Staff Letter:

1. The Staff Letter raised the point whether the language referencing W&T Offshore, Inc. as “the parent” should be removed from our disclosure to remove any inference that another entity is more directly subject to these events. Indeed, for reasons discussed in more detail below, we believe the distinction between our

W&T Offshore, Inc. • Nine Greenway Plaza, Suite 300 • Houston, Texas 77046 • 713-626-8525 • www.wtoffshore.com

Securities and Exchange Commission

May 12, 2014

registrant entity, W&T Offshore, Inc., and its wholly-owned subsidiaries is important to understanding the scope and degree of impact of both the suspension and proposed debarment and the supplemental bonding waiver issue. The subsidiaries of W&T Offshore, Inc. are not subject to the suspension and proposed debarment notices as described further below, which fact substantially ameliorates the impact of the notices on the Company. Respectfully, we believe that our references in the Form 10-K to W&T Offshore, Inc. as the “parent company” are made to clearly refer to the registrant entity as opposed to its subsidiaries or any other party. We have further attempted to clarify in our Form 10-Q this same distinction (see the introductory definitional paragraphs to Item 2).

2. The Staff Letter noted our Form 10-K disclosure pertaining to the consequences of the loss of a waiver from supplemental bonding requirements, but the Staff further noted that this disclosure did not address the suspension and proposed debarment, nor did it provide the details necessary to understand the level of significance. The Staff requested expanded disclosures to clarify the reasonably possible effects of these events and uncertainties on our future liquidity, capital resources, and results of operations to comply with Items 303(a)(1), 303(a)(2)(ii), and 303(a)(3)(ii), also Instruction 3 to paragraph 303(a), of Regulation S-K.

We respectfully submit that the matters specified in the Staff Letter concerning Item 303 of Regulation S-K and the magnitude of the bonding requirements were not included in the Form 10-K because they were neither reasonably known or estimable by the Company at the time of filing, nor were they reasonably quantifiable or expected to be material for the reasons stated below.

With respect to suspension and proposed debarment, the primary impact of the suspension and debarment on W&T Offshore, Inc. is the inability of W&T Offshore, Inc. to acquire future interests in federal oil and gas leases, which is described in our Form 10-K. That does not impact the ability of W&T Offshore, Inc. to continue drilling, exploring, developing and producing on existing federal leases or to assign its interest in such existing federal leases to a third party. Nor has it impacted bidding and acquiring interests in Federal oil and gas leases by our wholly owned subsidiaries (a matter that has been fully discussed with the Bureau of Ocean Energy Management (“BOEM”)). As discussed in section 3 below, we do not believe there are any other federal relationships, programs or benefits on which our financial condition and results of operations are significantly reliant. Thus, during any period of suspension or debarment, W&T Offshore, Inc. may acquire non-federal oil and gas leases and may assign its interests in existing federal oil and gas leases as well as drill, explore, develop and produce its interests in existing federal leases. In addition, neither subsidiary is subject to the suspension and proposed debarment affecting W&T Offshore, Inc. The subsidiaries are thus able to acquire, accept assignment of or assign interests in federal oil and gas leases and to drill, explore, develop and produce oil and gas from such federal leases. We further believe that evaluation of reasonably possible material adverse outcomes resulting from possible future government action related to the

Securities and Exchange Commission

May 12, 2014

notices would be entirely too speculative. Even more speculative would be an attempt to quantify any financial impact of such possible outcomes. Accordingly, we believe that there has been no material uncertainty relating to the suspension and proposed debarment to further identify and quantify in MD&A with respect to its potential impact on our liquidity, capital resources and results of operations.

With respect to the notice regarding the loss of waiver of supplemental bonding requirements, we disclosed in our Form 10-K the two significant impacts – cost of additional bonding and, to the extent security may be required by the issuing sureties, a potential reduction in borrowing capacity under credit facilities – without quantification for several reasons. First, the actual amount of required supplemental bonding, if any, is a continuing matter of uncertainty. The properties and required bonding amounts specified in the BOEM bond demand notice received by W&T Offshore, Inc. did not accurately reflect the properties currently owned by W&T Offshore, Inc. in several instances. W&T has also raised questions concerning the calculations of bonding amounts determined for certain of the properties listed in the BOEM notice. We were also informed on May 8, 2014 that an order was issued by the Interior Board of Land Appeals of the U.S. Department of Interior (the “IBLA”) granting BOEM’s request to remand the existing appeal. In the May 8th order, the IBLA set aside the November 13, 2013 BOEM order revoking W&T Offshore Inc.’s waiver from supplemental bonding requirements and remanded the case to BOEM. The IBLA order states that BOEM has indicated that BOEM intends to reconsider its decision to issue the November 13, 2013 order revoking W&T Offshore Inc.’s waiver from supplemental bonding requirements.

Second, W&T Offshore, Inc. had planned to transfer several listed properties to its subsidiary Energy VI (in which case, such subsidiary would obtain any required bonding) which if accomplished would favorably impact W&T Offshore, Inc.’s entitlement to a waiver of supplemental bonding (separate legal entities are independently evaluated by BOEM for supplemental bonding waivers). We included further disclosure regarding the resultant increased bonding cost to that subsidiary in our Form 10-Q and note that the incremental bonding costs of such are not material.

With respect to the potential loss of credit facility borrowing capacity in the event that security is required by the bonding sureties, we determined that the impact of any reasonably possible required supplemental bonding on our available borrowings would likely not materially impact our present liquidity. Historically, our bonding has not required any credit support in the form of letters of credit. Anecdotal bonding market evidence available to us varied significantly. Based upon market conditions at the time of the filing of the Form 10-K, however, it was not possible for us to estimate the need for security to obtain bonding under reasonably possible scenarios. Therefore we could not make a further estimate of how much that additional security would negatively impact our credit facility borrowing capacity.

Securities and Exchange Commission

May 12, 2014

3. The Staff Letter also noted that we should describe the bonding requirements sufficiently to understand the magnitude and manner by which these have been addressed in the past, and the extent to which loss of the waiver may impact our operations and credit facility. For the reasons described in the previous paragraph, we believe that the description in the Form 10-K, as further updated by the description in our recent Form 10-Q, adequately describes any material impact to our operations that can be reasonably projected at this time.

4. The Staff Letter suggests that we should describe and quantify the extent of activity in our financial statements that is attributable to our participation in federal contracts, oil and gas leases, and other programs or assistance that are comparable to those which we are not able to secure in light of the notices mentioned in our disclosure, and the extent to which those arrangements presently held may be curtailed or jeopardized as a result of these events. Other than obtaining interests in federal oil and gas leases, we have no meaningful federal contracts nor are we reliant to any material extent on any federal benefits or programs that are covered by suspension and debarment. We respectfully submit that the Form 10-K disclosures make the obvious point that by most measurements the Company’s current assets and operations are heavily concentrated on federal oil and gas leases in the Gulf of Mexico. Virtually all of our federal leases are located there. We note, however, that with respect to suspension and proposed debarment notices, the impact is only on W&T Offshore, Inc. and its acquisition of new or additional federal lease interests and such notices do not impact W&T Offshore, Inc.’s currently held federal leases nor any future activity on those leases including drilling, exploration, development and production operations. Importantly, the obtaining of new or additional interests in federal oil and gas leases by our wholly-owned subsidiaries is not impacted.

5. The Staff also requested inclusion of details necessary to understand the distinction between suspension and proposed debarment, and the process and timeline for clarifying the status of the notices and the outcome of our efforts. As a matter of clarity and brevity, W&T did not separately describe the consequences of suspension and debarment because the consequences for W&T Offshore, Inc. of each are the same with the only difference being the duration of the disability. In the Form 10-K, W&T described the potential consequences for W&T Offshore, Inc.’s operations of the suspension and proposed debarment. For the information of the Staff, suspension is a temporary action taken while EPA allows the suspended party an opportunity to demonstrate why it should not be subject to debarment. Debarment is typically for a fixed period of time determined by the debarring official after a finding by the debarment official that the party is not presently responsible to engage in government contracting. As was discussed in the Form 10-K, the consequence for W&T Offshore, Inc. of both suspension and debarment is a prohibition on entering into certain transactions with or receiving certain benefits from the federal government. Based on W&T Offshore, Inc.’s current business operations, the limitation means that W&T Offshore, Inc. cannot obtain new or additional federal lease interests for the duration of the suspension or, should EPA impose it, for the duration of the debarment.

Securities and Exchange Commission

May 12, 2014

Based on the foregoing, W&T respectfully submits that its disclosure concerning the current suspension and proposed debarment and the BOEM’s actions with respect to supplemental bonding required to support plugging and abandonment liabilities, as set forth in Form 10-K and as further updated and enhanced in our recent Form 10-Q filing, satisfies disclosure rules of the Commission.

In connection with responding to these comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (713) 624-7393 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer